UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ENCORE CAPITAL GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292554102
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 5 Pages

CUSIP NO. 292554102	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
TURTLE CREEK ASSET MANAGEMENT INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,034,598

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,034,598

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,034,598

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
FI

CUSIP NO. 292554102	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Encore Capital Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
350 Camino De La Reina, Suite 100
San Diego, CA, 92108

Item 2(a).	Name of Person Filing
This statement on Schedule 13G is being filed by Turtle Creek Asset Management Inc. (“Turtle Creek”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Scotia Plaza, 40 King Street West, Suite 5100, Toronto, Ontario M5H 3Y2 Canada

Item 2(c).	Citizenship:
Canada

Item 2(d).	Title of Class of Securities:
Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:
292554102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
(j) ☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J)

If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment advisor.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:
See the response(s) to Item 9 on the attached cover pages.

Item 4(b)	Percent of Class:
See the response(s) to Item 11 on the attached cover pages.

Item 4(c)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover pages.
(ii)	Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover pages.
(iii)	Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover pages.
(iv)	Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Turtle Creek holds the Shares reported herein for the benefit of unit holders of mutual funds managed by Turtle Creek, none of whom is known to Turtle Creek to have an interest of more than 5 percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.

CUSIP NO. 292554102	Page 4 of 5 Pages

Item 9.	Notice of Dissolution of Group:
This Item 9 is not applicable.

Item 10.	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment fund managers and portfolio managers registered with the Ontario Securities Commission is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

CUSIP NO. 292554102	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

TURTLE CREEK ASSET MANAGEMENT INC.

	By:	/s/ Meaghan Einav
Name: Meaghan Einav
Title: Chief Compliance Officer